Putnam Investments

100 Federal Street

Boston, MA 02110

May 12, 2021

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attn: Jaea Hahn

Re:	Putnam Focused Large Cap Growth ETF, Putnam Focused Large Cap Value ETF, Putnam Sustainable Future ETF and Putnam Sustainable Leaders ETF (each a “Fund” and collectively, the “Funds”), each a series of Putnam ETF Trust (the “Trust”) (Securities Act File No. 333-253222 and Investment Company Act File No. 811-23643) – Form N-1A

Dear Ms. Hahn:

This letter responds to comments that you provided in writing on March 19, 2021 regarding the Registrant’s initial registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2021. Your comments and our responses are set forth below. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the registration statement. With respect to comments that are relevant to all Funds, the response is with respect to all Funds.

General

1.	Comment: We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor’s consent, and seed financial statements are provided in an amendment as a financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: Registrant will complete the portions of the filing that are incomplete in the next pre-effective amendment to the Registration Statement. Registrant understands that additional comments may be provided.

2.	Comment: The staff is aware that on February 19, 2021, the Trust filed an application seeking exemptive relief from certain provisions of the 1940 Act (the “Application”) and that the Application incorporates by reference the terms and conditions of a prior order granting the same relief. See Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (No. 14, 2019) (notice) and 33712 (Dec. 10, 2019) (order) (together, the “Fidelity Order”) and the related application (File No. 812-15084) (the “Fidelity Application”). Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Fidelity Order, including the relevant representations and conditions, directly and indirectly contained in the Application. Please add disclosure that states there can be no assurance that the Commission will grant the Trust the exemptive relief sought in the Application.

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3.	Response: Registrant confirms that the disclosure throughout the registration statement has been tailored to conform to the specific exemptive relief granted by the Fidelity Order, including the relevant representations and conditions, directly and indirectly contained in the Application. The SEC issued a notice with respect to the Application on April 15, 2021. See Putnam ETF Trust, et al., Investment Company Act Rel. No. 34245 (Apr. 15, 2021). The SEC issued the order granting the exemptive relief sought in the Application on May 10, 2021 (see Putnam ETF Trust, et al., Investment Company Act Rel. No. 34266 (May 10, 2021)) so respectfully declines to add the requested disclosure that there can be no assurance that the relief will be granted to the registration statement at this time.

4.	Comment: Please supplementally explain if you have submitted, or expect to submit, any exemptive application other than the Application, or no-action request in connection with the registration statement. We note that each Fund shares an adviser, similar name, investment objective and policies as an actively-managed mutual fund. Please confirm that each Fund will be a separately managed portfolio, rather than a separate class of the same portfolio, a structure that would require novel multi-class relief.

Response: Registrant has submitted a request for exemptive relief from Rule 14e-5 under the Securities Exchange Act of 1934 to the Commission’s Division of Corporation Finance. In addition, the listing exchange has filed an application for a rule change for the Funds that is pending before the Commission. Registrant confirms that each Fund will be a separately managed portfolio, rather than a separate class of the same portfolio.

3.	Comment: Please apply general comments on the Putnam Focused Large Cap Growth ETF globally to each of the other Funds, if applicable.

Response: Registrant confirms that it will apply general comments on the Putnam Focused Large Cap Growth ETF globally to each of the other Funds, if applicable.

Putnam Focused Large Cap Growth ETF
Cover Page

4.	Comment: The Application states the Fund will include a Legend describing how the Fund will operate differently from a traditional ETF. Pease revise the cover page to emphasize certain parts of the Legend in bold: “This ETF is different from traditional ETFs” and “This may create additional risks for your investment.” See, Fidelity Application at page 23.

Response: Registrant has revised the cover page to emphasize the parts of the Legend noted in the comment above in bold.

5.	Comment: Revise the Legend to include specific cross-references to related principal risks of the Fund by name: “Tracking Basket Structure Risk,” “Arbitrage Risk,” and “Fluctuation of NAV and Share Price Risk.” See, Fidelity Application at page 24.

Response: Registrant has revised the Legend to include specific cross-references to related principal risks of the Funds by name.

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6.	Comment: If the Funds intend to rely on rule 30e-3, please add the statement required by rule 498(b)(1)(vii) under the Securities Act.
7.	Response: Registrant acknowledges the comment and notes that rule 30e-3 permits new funds that commence operations after January 1, 2021 to begin relying on rule 30e-3 from the date the fund first publicly offers its shares in order to transmit shareholder reports by making such reports available online. Rule 30e-3 does not require that new funds include the prominent disclosures applicable to existing funds seeking to rely on rule 30e-3. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Prospectus

Prospectus Summary - Fee Table

8.	Comment: At least one week before anticipated effectiveness, please provide the staff with a completed fee table and expense example for our review. In addition, if any fee waivers are reflected in the table, please confirm that any related expense limitation agreement will continue for at least one year from effectiveness.

Response: Registrant confirms that at least one week before anticipated effectiveness, it will provide the staff with a completed fee table and expense example for review. Registrant expects to include the completed fee table in the next pre-effective amendment to the Registration Statement. Registrant further confirms that none of the Funds will have fee waivers.

9.	Comment: Please reorganize the fee table so each line item appears under the previous item rather than next to it. See Form N-1A, Item 3.

Response: Registrant has made the requested change.

Prospectus Summary – Principal Investment Strategies

10.	Comment: In the first sentence, please clarify that the Fund will primarily invest in common stocks of “exchange-traded” U.S. companies as set forth in the conditions of the Fidelity Application.

Response: Registrant respectfully declines to make the requested change. Registrant notes that each Fund’s Item 9 “Principal investment strategies” section provides detailed disclosure regarding the “Permitted investment types” under the Fidelity Application. Specifically, this section provides, in relevant part, as follows:

Under the terms of the Order, the fund’s investments are limited to the following: ETFs, notes, common stocks, preferred stocks, ADRs, real estate investment trusts, commodity pools, metals trusts, and currency trusts, in each case that are traded on a U.S. securities exchange…

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Accordingly, Registrant does not believe that the addition of “exchange-traded” in the first sentence of the Item 4 “Principal investment strategies” section is necessary or required.

11.	Comment: In the first paragraph, please provide a brief description of the Russell 1000 Growth Index including the capitalization range considered for an issuer to be a large cap company.

Response: Registrant notes that the Russell 1000 Growth Index is an unmanaged index of those companies in the large-cap Russell 1000 Index chosen for their growth orientation. Registrant has added the following statement to the paragraph: “As of March 31, 2021, the index was composed of companies having market capitalizations of between approximately $2.0 billion to $2.1 trillion.” Registrant has added a similar statement regarding the Russell 1000 Value Index to the corresponding paragraph of the “Principal investment strategies” section for Putnam Focused Large Cap Value ETF.

12.	Comment: In the first paragraph, please consider deleting the third sentence since it also appears in the Item 9 disclosure. Revise the third sentence to clarify that the Fund’s investment objectives may be changed without shareholder approval.

Response: Registrant respectfully declines to delete the third sentence of the first paragraph in the Item 4 disclosure but has added the following sentence to the Item 9 disclosure: “The Trustees may change the fund’s goal, investment strategies and other policies set forth in this prospectus without shareholder approval, except as otherwise provided in the prospectus or SAI.”

13.	Comment: In the second paragraph, you state the Fund expects to invest in a limited number of issuers. Please consider adding a range of the number of issuers the Fund intends to invest in to clarify what is meant by a “limited number.”

Response: Registrant notes that the Fund will be non-diversified but respectfully declines to identify a specific range of the number of issuers the Fund intends to invest in as Registrant anticipates that the exact number could evolve over time.

14.	Comment: In the third paragraph, please revise the first sentence (“The fund is an actively managed...”) to replace “is not required to” with “does not.”

Response: Registrant has made the requested change.

Prospectus Summary – Principal Investment Risks

15.	Comment: With regard to “Tracking Basket Structure Risk”:
a.	Please add that the Fund will incur expenses to put together and maintain the Tracking Basket.
b.	Please disclose that the Fund does not require a minimum Tracking Basket Weight Overlap with its actual portfolio.
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c.	Please highlight that the Tracking Basket is a novel structure and not a proven arbitrage mechanism. Alternatively, more clearly state this in the “Arbitrage Risk” disclosure below.

Response: Registrant notes that Putnam Management, and not the Funds, will incur expenses to put together and maintain the Tracking Basket. Registrant has revised Item 9 “Tracking Basket structure risk” as shown below:

The fund’s Tracking Basket structure may affect the price at which shares of the fund trade in the secondary market. Although the Tracking Basket is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the fund at or close to the underlying NAV per share of the fund, the Tracking Basket methodology is novel and not yet proven as an effective arbitrage mechanism. There is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV of the fund. ETFs trading on the basis of a published Tracking Basket may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade. At certain thresholds for such premiums/discounts, bid/ask spreads and tracking error, the Fund's Board of Trustees will consider possible remedial measures, which may include liquidation or conversion to a fully-transparent, active ETF or a mutual fund. While the Tracking Basket includes some of the fund’s holdings, it is not the fund’s actual portfolio. The fund will not disclose its actual portfolio daily and will not require a minimum overlap of holdings between the Tracking Basket and the Fund’s actual portfolio. In addition, although the fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Tracking Basket to identify the fund’s trading strategy. If successful, this could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the fund and its shareholders, such as front running the fund’s trades of portfolio securities.

16.	Comment: Please disclose if the Fund has established thresholds for tracking error, bid-ask spreads and premiums/discounts. Will the Board take any remedial action if these thresholds are crossed? Please also provide high-level detail regarding any thresholds with a more complete discussion later in the prospectus. See, Fidelity Application at pages 29-30.

Response: As shown above in response to Comment 15, Registrant has revised Item 9 “Tracking basket structure risk” to add the following statement: “At certain thresholds for such premiums/discounts, bid/ask spreads and tracking error, the Fund's Board of Trustees will consider possible remedial measures, which may include liquidation or conversion to a fully-transparent, active ETF or a mutual fund.”

17.	Comment: With regard to “Industry or Sector Concentration Risk,” please supplementally clarify whether the Fund intends to focus in any particular industries at launch. If the Fund can identify
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any such industries, please disclose those industries in the principal investment strategy section and include related principal risks, as appropriate.

Response: Registrant notes that the Fund’s sector and industry weights will largely be informed by the Fund’s benchmark. While the Fund does not intend to focus on any particular industries at launch, in view of the relatively large weight of the information technology sector in the Fund’s benchmark, the Fund will revise its Item 9 “Industry or Sector Concentration Risk” as follows:

From time to time, the fund may invest a significant portion of its assets in companies in one or more related industries or sectors, which would make the fund more vulnerable to adverse developments affecting those companies, industries or sectors.  For example, the fund may invest a significant portion of its assets in companies in the information technology sector (including companies that develop products, processes or services that will provide advances and improvements through information technology to consumers, enterprises and governments). The information technology sector may be significantly affected by technological obsolescence or innovation, short product cycles, falling prices and profits, competitive pressures and general market conditions.

18.	Comment: In the “Authorized Participant Concentration Risk,” or in a separate risk factor, disclose that the Fund is offering a novel and unique structure, which may affect the number of entities willing to act as Authorized Participants, and that this risk may be exacerbated during times of market stress. Please also discuss the potential consequences to the Fund and its investors if this risk is realized.

Response: Registrant has revised “Authorized participant concentration risk” as shown below to make it clear that the fact that the fund is offering a novel and unique structure may affect the number of entities wiling to act as authorized participants for the fund:

The fund may have a limited number of financial institutions that act as authorized participants, none of which are obligated to engage in creation and/ or redemption transactions. To the extent that those authorized participants do not engage in creation and redemption orders, there may be a significantly diminished trading market for fund shares or fund shares may trade at a discount (or premium) to NAV and possibly face trading halts and/or de-listing. This risk may be heightened due to the fact that the fund has a novel and unique structure and does not disclose its portfolio holdings daily, unlike certain other actively managed ETFs, and could be greater during market disruptions or periods of volatility.

Registrant notes that the disclosure currently addresses the fact that this risk may be exacerbated during times of market stress by stating that the risk “could be greater during market disruptions or periods of volatility.” Registration further notes that the disclosure currently addresses the potential consequences to the fund and its investors if this risk is realized by stating that “there may be a significantly diminished trading market for fund shares or fund shares may trade at a discount (or premium) to NAV and possibly face trading halts and/or de-listing.”

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Prospectus – Principal Investment Strategy

19.	Comment: The Fund’s Item 9 disclosure of its principal strategies is identical to the disclosure included in response to Item 4. However, the disclosure in response to Item 4 is intended to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A Item 4 and Item 9; see also IM Guidance Update 2014-08. Please revise.

Response: Registrant acknowledges IM Guidance Update 2014-08 but believes that the current level of detail in the Item 4 and Item 9 “Principal investment strategies” disclosure is appropriate and not substantially similar. In particular, Registrant believes an investor may consider all of the Item 4 disclosure to be important to making an investment decision. In addition, Registrant notes that the Item 9 “Principal investment strategies” section includes the following additional disclosure that is not in the Item 4 “Principal investment strategies” section (marked to show updates):

Shareholders should be aware that investments made by the fund and results achieved by the fund at any given time are not expected to be the same as those made by other funds for which Putnam Management acts as investment manager, including funds with names, investment objectives, and policies that are similar to the fund. The Trustees may change the fund’s goal, investment strategies and other policies set forth in this prospectus without shareholder approval, except as otherwise provided in the prospectus or SAI.

Permitted investment types

Under the terms of the Order, the fund’s investments are limited to the following: ETFs, notes, common stocks, preferred stocks, ADRs, real estate investment trusts, commodity pools, metals trusts, and currency trusts, in each case that are traded on a U.S. securities exchange; common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the fund’s shares; exchange-traded futures (where the future contract’s reference asset is an asset that the fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the fund could invest in directly) that are traded on a U.S. futures exchange contemporaneously with the fund’s shares; and cash and cash equivalents (which are short-term U.S. Treasury securities, government money market funds, and repurchase agreements) (Permitted Investment Types). In addition to the main investment strategies described above under “Principal investment strategies,” the fund may invest in any of the Permitted Investment Types. The funds may not borrow for investment purposes or hold short positions. The funds may not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8) under the 1940 Act) at the time of purchase.

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20.	Comment: Please include a brief discussion of the Fund’s Tracking Basket methodology (e.g., how representative ETFs are selected for inclusion in the Tracking Basket).

Response: Registrant notes that the “Principal investment strategies” section currently provides as follows:

The Tracking Basket is comprised of: (1) select recently disclosed portfolio holdings (Strategy Components); (2) liquid ETFs that convey information about the types of instruments (that are not otherwise fully represented by the Strategy Components) in which the fund invests (Representative ETFs); and (3) cash and cash equivalents. For additional information regarding the Tracking Basket, see “Additional information about the fund – Tracking basket structure” in the prospectus.

Registrant further notes that the “Additional information about the fund – Tracking basket structure” section currently provides as follows:

The Tracking Basket is comprised of Strategy Components (select recently disclosed portfolio holdings), Representative ETFs (liquid ETFs that convey information about the types of instruments (that are not otherwise fully represented by the Strategy Components) in which the fund invests), and cash and cash equivalents. Representative ETFs are selected for inclusion in the Tracking Basket such that, when aggregated with the other Tracking Basket components, the Tracking Basket corresponds to the fund’s overall holdings exposure. Representative ETFs may constitute no more than 50% of the Tracking Basket’s assets on each business day at the time that the Tracking Basket is published.

Accordingly, Registrant respectfully declines to make any changes in response to this comment.

21.	Comment: Please revise the discussion of “Permitted Investment Types” to add that no Fund will buy securities that are illiquid investments (as defined in rule 22e-4(a)(8) under the Act) at the time of purchase, borrow for investment purposes or hold short positions.

Response: Registrant has made the requested change.

Prospectus – Principal Investment Risks

22.	Comment: We note the addition of “Portfolio Turnover Risk” to the Principal Investment Risks. Where appropriate, please revise the Principal Investment Strategy discussion to disclose that Putnam Management may engage in active trading of the Fund’s portfolio.

Response: Registrant respectfully declines to make the requested change as portfolio turnover is not expected to be over 100% for any of the Funds. In addition, Registrant refers to “Management and operational risk,” which is included for each Fund and states that the Fund is “actively managed and its performance will reflect, in part, Putnam Management’s ability to make investment decisions that seek to achieve the fund’s investment objective.”

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Prospectus – Fund Management, Investment Manager

23.	Comment: Please explain in correspondence what the “Other expenses” not covered under the all-inclusive management fee are.

Response: Registrant confirms that the following expenses are not covered under the all-inclusive management fee: (i) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes); (ii) expenses of the Fund incurred with respect to the acquisition and disposition of portfolio securities, commodities or other financial instruments and the execution of portfolio transactions, including brokerage commissions; (iii) expenses incurred in connection with any distribution plan adopted by the Fund in compliance with Rule 12b-1 under the 1940 Act, including distribution fees; (iv) expenses of printing and mailing proxy materials to shareholders of the Fund; (v) all other expenses incidental to holding meetings of the Fund’s shareholders, including proxy solicitations therefor; (vi) litigation expenses (including, but not limited to, any indemnification obligation, attorneys’ fees, expenses, costs, judgments, amounts paid in settlement, fines, penalties, fees of expert witnesses, document production fees, and all other liabilities whatsoever incurred or paid by the Fund or a person indemnified by the Fund); (vii) the fee payable to Putnam Management hereunder; (viii) any extraordinary expenses (which, for the avoidance of doubt, do not include expenses related to the organization of any subsidiary for a fund or the ongoing corporate expenses of maintaining such subsidiary) and (ix) acquired fund fees and expenses. Registrant notes that the related registration statement disclosure has been updated accordingly.

Statement of Additional Information

Fund Organization and Classification, pages I-1 and II-1

24.	Comment: Please state that the Fund may only invest in Permissible Investments in accordance with its exemptive order. Please review and revise the Statement of Additional Information to remove references to any securities that are not Permissible Investments such as debt securities or MLPs.

Response: Registrant refers to the second paragraph under “Miscellaneous Investments, Investment Practices and Risks, which currently states:

Under the terms of the Order, each fund’s investments are limited to the following: exchange-traded common stocks excluding penny stocks, exchange-traded preferred stocks, common stocks listed on a foreign exchange that trade on such exchange contemporaneously with shares of the fund, other ETFs, exchange-traded notes, exchange-traded American Depositary Receipts (“ADRs”), exchange-traded real estate investment trusts (“REITs”), exchange-traded commodity pools, exchange-traded metals trusts, exchange-traded currency trusts, and exchange-traded futures that trade contemporaneously with shares of the fund, as well as cash, short-term U.S. Treasury securities, government money market funds, and repurchase agreements (collectively, “Permissible Investments”). The funds may not borrow for investment

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purposes or hold short positions. The funds may not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8) under the 1940 Act) at the time of purchase.

Registrant also refers to the last sentence of “Debt Securities” in that section, which currently states: “A fund's investments in debt securities are limited to short-term U.S. Treasury securities and exchange-traded notes.” Registrant confirms that any references to MLPs will be removed.

Investment Restrictions, pp. I-4-I-5

25.	Comment: Please tailor the Fund’s fundamental and non-fundamental policies, as appropriate, to ensure the disclosure represents the Fund’s specific investment limitations. Such tailoring may be reflected in explanatory notes after the restrictions. For example, according to the Fidelity Application, a Fund may not borrow for investment purposes or engage in short sales.

Response: Registrant respectfully declines to make the requested change as the Fidelity Application does not require that the specific investment limitations specified therein be fundamental or non-fundamental polices of the Fund. However, Registrant has added disclosure clarifying that, notwithstanding the fundamental investment restrictions, each Fund’s investments and operations are limited by the requirements of the Fidelity Application.

26.	Comment: We note the Fund is non-diversified. Please confirm the accuracy/applicability of Investment Restrictions 6 and 7.

Response: With respect to Putnam Focused Large Cap Growth ETF and Putnam Focused Large Cap Value ETF, Registrant confirms that both Funds are non-diversified and that Investment Restrictions 6 and 7 remain accurate and applicable. These investment restrictions are consistent with the diversification requirements imposed under Subchapter M of the Internal Revenue Code of 1986, as amended, which applies to the Funds.

Trustee Responsibilities and Fees, p. I-6

27.	Comment: Please discuss the Board’s role with respect to remedial measures noted in the Fidelity Application under “Monitoring of Fund Operations” on page 25.

Response: Putnam Management will promptly call a meeting of the Board, or a designated Committee thereof (and present to the Board or Committee for its consideration, recommendations for appropriate remedial measures) and the Board or Committee will promptly meet (1) if the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2.00%; or (b) the bid/ask spread exceeds 2.00%. In each case, the Board or Committee will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount, spread, or Tracking Error as applicable. The Board or Committee will then decide whether to take any such action. As noted above in response to Comment 16, Registrant has revised “Tracking basket structure risk” to add the following statement: “At certain thresholds for such premiums/discounts, bid/ask spreads and tracking error,

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the Fund's Board of Trustees will consider possible remedial measures, which may include liquidation or conversion to a fully-transparent, active ETF or a mutual fund.”

Portfolio Deposit, p. II-3 and Redemption of Creation Units, pp. II-6-II-9

28.	Comment: Please review and revise the disclosure related to creations and redemptions to ensure that it conforms to the representations made in the Fidelity Application (e.g., page 11 of the Fidelity Application states that the Deposit Instruments of the Fund will be the same as the Tracking Basket).

Response: Registrant has reviewed the disclosure related to creations and redemptions and confirms that it conforms to the representations made in the Fidelity Application.

Miscellaneous Investments, Investment Practices and Risks

29.	Comment: In “ESG Considerations,” on page II-12, please revise the heading to add a parenthetical identifying the two Funds that are discussed in this section.

Response: Registrant respectfully declines to make the requested change as the disclosure is intended to apply to all four Funds. With respect to Putnam Focused Large Cap Growth ETF and Putnam Focused Large Cap Value ETF, Registrant notes that “ESG Considerations” are not part of the principal investment strategy.

Management, pp. II-43-II-48

30.	Comment: Where appropriate, please disclose the Adviser’s responsibility for monitoring the Fund’s operations, including how Shares trade, the level of any market price premium or discount to NAV and the bid/ask spread on market transactions as described in the Fidelity Application on page 25.

Response: Although Putnam Management intends to monitor how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions, Registrant respectfully declines to include disclosure to this effect in the registration statement as such disclosure is not required by the Fidelity Application or Form N-1A. As noted above in response to Comment 16, Registrant has revised “Tracking basket structure risk” to add the following statement: “At certain thresholds for such premiums/discounts, bid/ask spreads and tracking error, the Fund's Board of Trustees will consider possible remedial measures, which may include liquidation or conversion to a fully-transparent, active ETF or a mutual fund.”

Disclosure of Portfolio Information, page II-55

31.	Comment: In “Public Disclosures,” please also note that the Fund will publish, on a daily basis, the Tracking Basket and the Tracking Basket Weight Overlap.

Response: Registrant notes that the first paragraph of the “Public Disclosures” section currently provides as follows:

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On each Business Day, before commencement of trading in shares on the listing exchange, each fund will disclose on its website the fund’s Tracking Basket and Tracking Basket Weight Overlap. The Tracking Basket published on the fund’s website each Business Day will include the following information for each portfolio holding in the Tracking Basket: (i) ticker symbol; (ii) CUSIP or other identifier; (iii) description of holding; (iv) quantity of each security or other asset held; and (v) percentage weight of the holding in the Tracking Basket.

Accordingly, Registrant respectfully declines to make any changes in response to this comment.

Other Disclosures, page II-56

32.	Comment: In the last paragraph on page II-57, we note the disclosure related to model SMA portfolios. The Fund’s actual portfolio is not public; therefore, selective disclosure should not be permitted. Please explain how the proposed selective disclosure is consistent with condition 8 of the Fidelity Application.

Response: Registrant notes that per its terms, Regulation Fair Disclosure does not apply to disclosure “[t]o a person who expressly agrees to maintain the disclosed information in confidence.” See Rule 100(b)(2)(ii) under the Securities and Exchange Act of 1934. As disclosed at the bottom of page II-57, “Putnam Management’s agreements with broker-dealers sponsoring model SMA portfolios contain confidentiality provisions aimed at preventing the misuse of non-public portfolio holdings information.” Accordingly, Registrant confirms that the disclosure to such broker-dealers is consistent with condition 8 of the Fidelity Application.

Putnam Focused Large Cap Growth ETF

Prospectus

Prospectus Summary – Principal Investment Risks

33.	Comment: We note that small and midsize companies risk is identified as a risk of investing in the Fund; however, the principal investment strategy states that the Fund will invest in large and midsize U.S. companies. Please reconcile.

Response: Registrant believes that this comment is intended to be for Putnam Focused Large Cap Value ETF as Putnam Focused Large Cap Growth ETF does not include “Small and midsize companies risk” as a principal investment risk or reference midsize companies in its principal investment strategy. Registrant notes that “Small and midsize companies risk” is a standardized risk used for any fund in the complex that invests in small and/or midsize companies as a principal investment strategy. Registrants believe that this approach continues to be appropriate as all of the statements included in “Small and midsize companies risk” are relevant to investments in both small and midsize companies.

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Putnam Sustainable Future ETF

Prospectus Summary – Principal Investment Strategy

34.	Comment: Please tie in “Future” in the name of Putnam Sustainable Future ETF to the Fund’s principal investment strategy.

Response: In response to this comment, Registrant has revised the second paragraph of the Fund’s Item 4 “Principal investment strategies” section as shown below:

The fund’s approach to sustainable investing incorporates fundamental research together with consideration of sustainable environmental, social and economic development impact. Putnam Investment Management, LLC (Putnam Management) believes that companies whose products and services produce positive environmental, social and economic development impact also often demonstrate potential for strong financial growth. Under normal circumstances, the fund invests at least 80% of the value of its net assets in securities that meet Putnam Management’s sustainability criteria.  In applying these criteria, Putnam Management will assign each company a proprietary environmental, social and/or corporate governance (ESG) rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating). In order to meet Putnam Management’s sustainability criteria for purposes of this investment policy, a company must be rated 2 or 1 by Putnam Management. This policy may be changed only after 60 days’ notice to shareholders. In selecting each investment~~s~~ Putnam Management considers the extent to which a company’s products or services may provide solutions to forward-looking sustainability needs, creating positive impact in environmental, social and economic development areas. Environmental impacts may include, for example, reduction of carbon emissions and improved water quality. Social impacts may include, for example, improvements in employee well-being, supplier standards, or access to products, information, or security. ~~fair labor practices and responsible supply chain management.~~ Economic development impacts may include, for example, stakeholder analysis and shared value approaches to business practices, access to economic opportunity, or improvements in operational effectiveness or efficiency. While the fund’s focus on Impact Companies is expected to remain consistent, as sustainability data and analysis of that data improves, it is likely that the specific metrics and measurements that Putnam Management uses to evaluate environmental, social and economic development impacts will continue to evolve over time.

35.	Comment: A fund with “Sustainable” in its name should have an 80% policy of investing in either environmentally friendly or ESG issuers. See Rule 35d-1 under the 1940 Act.
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Response: With respect to each of Putnam Sustainable Future ETF and Putnam Sustainable Leaders ETF, Registrant believes that because the term “sustainable” as used in the Fund’s name suggests an investment strategy rather than a type of security, the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “sustainable.” Registrant believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the adopting release for Rule 35d-1, the Commission stated that “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.” In addition, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Commission Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”  Likewise, it is Registrant’s view that the term “sustainable” suggests an investment strategy. Registrant believes that this position is consistent with the general view of the investment company industry. See, e.g., Letter from Susan Olson, General Counsel, Investment Company Institute dated May 5, 2020 regarding Request for Comment on Fund Names (SEC Release No. IC-33809 (March 2, 2020) (“We recommend that the Commission clarify that references such as ‘ESG,’ ‘Sustainable,’ ‘Responsible’ or other names of funds with investment mandates requiring qualitative assessment of environmental, social or governance-related factors not be required to comply with the Names Rule, as these names suggest an investment strategy akin to names like ‘growth’ or ‘value’).

The Registrant understands, however, that the Commission Staff is requiring funds with the term “sustainable” in their name to adopt an 80% policy. Accordingly, please see Response 36 and 42 below for the disclosure describing the Rule 35d-1 policy with respect to the term “sustainable” for Putnam Sustainable Future ETF and Putnam Sustainable Leaders ETF, respectively.

36.	Comment: The Fund should more clearly explain its definition of “ESG” and its specific ESG area(s) of focus.

Response: Registrant has revised the Item 4 and Item 9 “Principal investment strategies” sections of the Fund’s prospectus to clarify the Fund’s definition of ESG and its specific ESG areas of focus. Specifically, the Item 4 “Principal investment strategies” section has been revised as follows:

The fund invests mainly in common stocks of U.S. companies of any size, with a focus on companies whose products and services provide solutions that directly contribute to sustainable social, environmental and economic development (Impact Companies). Stocks of this type of company are typically, but not always, considered to be growth stocks. Growth stocks are stocks of companies whose revenues, earnings, or cash flows are expected to grow faster than those of similar firms, and whose business growth and other characteristics may lead to an increase in stock price. The fund may consider, among other factors, a company’s impact on sustainable environmental, social and economic development (as described below), valuation, financial strength, growth potential,

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competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments.

The fund’s approach to sustainable investing incorporates fundamental research together with consideration of sustainable environmental, social and economic development impact. Putnam Investment Management, LLC (Putnam Management) believes that companies whose products and services produce positive environmental, social and economic development impact also often demonstrate potential for strong financial growth. Under normal circumstances, the fund invests at least 80% of the value of its net assets in securities that meet Putnam Management’s sustainability criteria.  In applying these criteria, Putnam Management will assign each company a proprietary environmental, social and/or corporate governance (ESG) rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating). In order to meet Putnam Management’s sustainability criteria for purposes of this investment policy, a company must be rated 2 or 1 by Putnam Management. This policy may be changed only after 60 days’ notice to shareholders. In selecting each investment~~s~~ Putnam Management considers the extent to which a company’s products or services may provide solutions to forward-looking sustainability needs, creating positive impact in environmental, social and economic development areas. Environmental impacts may include, for example, reduction of carbon emissions and improved water quality. Social impacts may include, for example, improvements in employee well-being, supplier standards, or access to products, information, or security. ~~fair labor practices and responsible supply chain management.~~ Economic development impacts may include, for example, stakeholder analysis and shared value approaches to business practices, access to economic opportunity, or improvements in operational effectiveness or efficiency. While the fund’s focus on Impact Companies is expected to remain consistent, as sustainability data and analysis of that data improves, it is likely that the specific metrics and measurements that Putnam Management uses to evaluate environmental, social and economic development impacts will continue to evolve over time.

In addition, the Item 9 “Principal investment strategies” section of the Fund’s prospectus has been revised as follows:

The fund invests mainly in common stocks of U.S. companies of any size, with a focus on companies whose products and services provide solutions that directly contribute to sustainable social, environmental and economic development (Impact Companies). Stocks of this type of company are typically, but not always, considered to be growth stocks. Growth stocks are stocks of companies whose revenues, earnings, or cash flows are expected to grow faster than those of similar firms, and whose business growth and other characteristics may lead to an increase in stock price. The fund may consider,

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among other factors, a company’s impact on sustainable environmental, social and economic development (as described below), valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments.

The fund’s approach to sustainable investing incorporates fundamental research together with consideration of sustainable environmental, social and economic development impact. Putnam Investment Management, LLC (Putnam Management) believes that companies whose products and services produce positive environmental, social and economic development impact also often demonstrate potential for strong financial growth. In selecting each investment~~s~~ Putnam Management considers the extent to which a company’s products or services may provide solutions to forward-looking sustainability needs, creating positive impact in environmental, social and economic development areas.

In line with the fund’s solutions-oriented focus, the fund invests in companies whose products and services seek to produce benefits for customers, employees and society, with the premise that companies that seek to solve pressing sustainability challenges may also present good investment opportunities. The fund’s approach to sustainable investing incorporates fundamental research together with consideration of ~~ESG factors~~ sustainable environmental, social and economic development impact.

~~•~~	~~Environmental factors. Environmental factors include, for example, a company’s carbon intensity and use of resources like water or minerals~~
~~o~~	~~Sustainability measures in the area might include plans to reduce waste, increase recycling, or improve product design to be less resource intensive.~~
~~•~~	~~Social factors. Social factors include, for example, labor practices and supply~~

~~chain management.~~

~~o~~	~~Sustainability measures in this area might include programs to improve~~

~~employee well-being, commitment to workplace equality and diversity, or improved stewardship of supplier relationships and working conditions.~~

~~•~~	~~Corporate governance factors. Corporate governance factors include, for example, board composition and executive compensation.~~
~~o~~	~~Sustainability measures in this area might include improvements in~~

~~board independence or diversity, or alignment of management incentives with the company’s strategic sustainability objectives.~~

•      Environmental impacts. Environmental impacts could include, for example, reduction of carbon dioxide and other greenhouse gas emissions, improved water or air quality access to better sanitation or to affordable and clean energy, decrease in waste streams, or improvements in the efficiency of industry and infrastructure.

•         Social impacts. Social impacts could include, for example, improvements in employee well-being, supplier standards, or access to products, information, or security.

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•       Economic development impacts. Economic development impacts at the corporate level could include, for example, stakeholder analysis and shared value approaches to business practices, access to economic opportunity, or improvements in operational effectiveness or efficiency.

Putnam Management believes that analysis of sustainability factors is best utilized in combination with a strong understanding of a company’s fundamentals (including a company’s industry, geography, and strategic position). Relevant issues vary by sector, geography, asset class and specific-company context. Therefore, the fund uses fundamental research of ESG factors that is tailored to specific sectors, locations, asset classes and companies. The fund’s approach to sustainability analysis is deeply intertwined with the fundamental research process. Putnam Management uses company disclosures, non-governmental organization or government disclosures, public data sources, and independent third-party data as inputs into its analytical processes. In some cases, measurement of a company’s environmental, social or economic development impacts will align with the United Nations Sustainable Development Goals and Putnam Management will consider the metrics reported through this or a similar framework. While the fund’s focus on Impact Companies is expected to remain consistent, as sustainability data and the analysis of that data improves, it is likely that ~~sustainable business practices~~, ~~as well as~~ the specific metrics and measurements that Putnam Management uses to evaluate environmental, social and economic development impacts will continue to evolve over time. Putnam Management’s investment approach includes assessment of impact regardless of the reporting mechanism. While Putnam Management may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely on third party screens.

37.	Comment: The Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus. The disclosure should include whether the Fund selects investments by reference to, for example: (i) an ESG index; (ii) a third-party rating organization; (iii) a proprietary screen and the factors the screen applies; or (iv) a combination of the above methods. The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?). Lastly, explain (i) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (ii) whether ESG is the exclusive factor considered or whether it is one of several factors.

Response: The Fund selects investments through its own sustainability analysis and fundamental research. As described in the Item 4 and Item 9 “Principal investment strategies” sections of the Fund’s prospectus, in selecting investments, Putnam Management considers the extent to which a company’s products or services may provide solutions that directly impact sustainable

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environmental, social and economic development. While the specific factors that Putnam Management considers may vary between investment opportunities because relevant sustainability issues vary by sector, geography, asset class and specific-company context, the portfolio management team considers the extent to which a company’s products or services may provide solutions that directly impact sustainable environmental, social and economic development with respect to every investment the fund makes.

As further described in the Item 4 and Item 9 “Principal investment strategies” sections of the Fund’s prospectus, “Putnam Management uses company disclosures, public data sources, and independent third-party data” as inputs when evaluating a company’s ESG characteristics. While the portfolio management team may consider data from third-party resources, such as MSCI and Sustainalytics, as part of the investment process, the portfolio management team performs its own independent analysis of issuers and does not rely on third party screens. As shown in the response to Comment 36 above, the Item 9 “Principal investment strategies” section has been updated to include a statement to this effect.

Registrant confirms that ESG criteria is one of several factors considered in connection with the Fund’s investments. As stated in the Item 4 and Item 9 “Principal investment strategies” sections of the Fund’s prospectus: “The fund may consider, among other factors, a company’s impact on sustainable environmental, social and economic development […], valuation financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments.” In addition, as shown in the response to Comment 36 above, these sections have been revised to state that for each investment opportunity, Putnam Management considers the extent to which a company’s products or services may provide solutions that directly impact sustainable environmental, social and economic development.

38.	Comment: In the second paragraph, the last sentence states that the metrics the Adviser uses to evaluate ESG “will continue to evolve over time.” If the fund intends to use an ESG strategy that will evolve over time, more clearly define what would trigger changes, how shareholders would be notified and what firm parameters are in place regarding the ESG area(s) of focus.

Response: The quoted language from the prospectus specifically provides that “the metrics and measurements that Putnam Management uses to evaluate environmental, social and economic development impacts will continue to evolve over time.” Putnam Management does not intend that the fund’s strategy will change over time, rather the language is intended to highlight that reportable measures of sustainability characteristics will continue to improve in quality, specificity, and usefulness over time. The field of sustainable investing continues to develop at a rapid pace. This means that the data and tools that Putnam Management has available to analyze relevant sustainability issues are also developing, and they are not yet fully standardized nor complete. As the available information related to sustainability characteristics improves over time, the metrics and measurements that Putnam Management will use when making investment decisions may evolve.

As shown in the response to Comment 36 above, the Item 9 “Principal investment strategies” section of the fund’s prospectus has been updated to clarify that while the

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fund’s investment strategies are expected to remain consistent, as sustainability data and the analysis of that data improves, it is likely that the metrics and measurements that Putnam Management uses to evaluate environmental, social and economic development impacts will continue to evolve over time.

39.	Comment: The Fund should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: The Fund will delegate the authority to vote proxies for the Fund’s portfolio investments to Putnam Management. Putnam Management’s proxy voting procedures (the “Procedures”) will be summarized in the Fund’s SAI and attached as Appendix A to the Fund’s SAI. Registrant does not view proxy voting as a principal investment strategy of the Fund and does not believe that disclosure describing the proxy voting process is appropriate for the Fund’s prospectus.

The Procedures state that Putnam Management will consider the recommendation of its third-party proxy service provider and may consider other factors such as third-party evaluations of ESG performance. The Procedures further state that:

Putnam believes that sustainable environmental practices and sustainable social policies are important components of long-term value creation.  Companies should evaluate the potential risks to their business operations that are directly related to environmental and social factors (among others).  In evaluating shareholder proposals relating to environmental and social initiatives, Putnam takes into account (1) the relevance and materiality of the proposal to the company’s business, (2) whether the proposal is well crafted (e.g., whether it references science-based targets, or standard global protocols), and (3) the practicality or reasonableness of implementing the proposal.

Putnam may support well-crafted and well-targeted proposals that request additional reporting or disclosure on a company’s plans to mitigate risk to the company related to the following issues and/or their strategies related to these issues:  Environmental issues, including but not limited to, climate change, greenhouse gas emissions, renewable energy, and broader sustainability issues; and Social issues, including but not limited to, fair pay, employee diversity and development, safety, labor rights, supply chain management, privacy and data security.

Putnam will consider factors such as (i) the industry in which the company operates, (ii) the company's current level of disclosure, (iii) the company's level of oversight, (iv) the company’s management of risk arising out of these matters, (v) whether the company has suffered a material financial impact.  Other factors may also be considered.

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Putnam will consider the recommendation of its third-party proxy service provider and may consider other factors such as third-party evaluations of ESG performance.

Additionally, Putnam may vote on a case-by-case basis on proposals which ask a company to take action beyond reporting where our third-party proxy service provider has identified one or more reasons to warrant a vote FOR.

Prospectus Summary - Principal Investment Risks

40.	Comment: “Small and midsize company risk” is identified as a principal risk of investing in the Fund. Please add investments in small and midsize companies to the principal investment strategies. Please make the same change in the prospectus for the Putnam Sustainable Leaders ETF.
41.	Response: With respect to each of Putnam Sustainable Future ETF and Putnam Sustainable Leaders ETF, Registrant notes that the Item 4 and Item 9 “Principal investment strategies” sections state that the fund invests mainly in common stocks of U.S. companies of any size. Because the funds may invest in companies of any size, the funds may invest in small and midsize companies. Accordingly, Registrant believes that the risk disclosure covering small and midsize companies is appropriate and respectfully declines to add a more specific reference to investments in small and midsize companies to these sections.

Putnam Sustainable Leaders ETF

Prospectus Summary - Principal Investment Strategies

42.	Comment: Please carry over comments 35-39 related to ESG methodology from the discussion of the Putnam Sustainable Future ETF above.

Response: Registrant has carried over the comments related to ESG methodology from the discussion of Putnam Sustainable Future ETF above. Registrant has revised the Item 4 “Principal investment strategies” section for Putnam Sustainable Leaders ETF as shown below:

The fund invests mainly in common stocks of U.S. companies of any size, with a focus on companies that exhibit a commitment to financially material sustainable business practices. Stocks of companies that exhibit a commitment to sustainable business practices are typically, but not always, considered to be growth stocks. Growth stocks are stocks of companies whose revenues, earnings, or cash flows are expected to grow faster than those of similar firms, and whose business growth and other characteristics may lead to an increase in stock price. The fund may consider, among other factors, a company’s sustainable business practices (as described below), valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments.

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Under normal circumstances, the fund invests at least 80% of the value of its net assets in securities that meet Putnam Investment Management, LLC’s (Putnam Management) sustainability criteria.  In applying these criteria, Putnam Management will assign each company a proprietary environmental, social and/or corporate governance (ESG) rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating). In order to meet Putnam Management’s sustainability criteria for purposes of this investment policy, a company must be rated 2 or 1 by Putnam Management. This policy may be changed only after 60 days’ notice to shareholders. In selecting each investment~~s~~, the fund’s investment manager, Putnam Management, focuses on companies that have a demonstrated commitment to sustainable business practices in areas that are relevant and material to their long-term financial returns and risk profiles. Putnam Management believes that companies that have exhibited such a commitment also often demonstrate potential for strong financial growth. This commitment may be reflected through environmental, social and/or corporate governance (ESG) policies, practices, or outcomes. The fund’s approach to sustainable investing incorporates fundamental research together with consideration of ESG factors. Environmental factors include, for example, a company’s carbon intensity and use of resources like water or minerals. Sustainability measures in this area might include plans to reduce waste, increase recycling, raise the proportion of energy supply from renewable sources, or improve product design to be less resource intensive. Social factors include, for example, labor practices and supply chain management. Sustainability measures in this area might include programs to improve employee well-being, commitment to workplace equality and diversity, or improved stewardship of supplier relationships and working conditions. Corporate governance factors include, for example, board composition and executive compensation. Sustainability measures in this area might include improvements in board independence or diversity, or alignment of management incentives with the company’s strategic sustainability objectives. The integrated approach of the fund combines analysis of the growing body of ESG data and deep fundamental analysis and looks for companies that demonstrate leadership, beyond compliance, on relevant sustainability issues. The characteristics that Putnam Management may use when considering sustainability leadership include:

(1)	Materiality. The company is focused on sustainability issues that are relevant to long-term business success.
(2)	Creativity and proactiveness. The company’s sustainability characteristics go beyond compliance to demonstrate heightened commitment.
(3)	Transparency. The company’s goals are specific, with candid and consistent progress reporting.
(4)	Impact. The sustainability characteristics create benefits that are meaningful both at the company and more broadly.
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While the fund’s focus on companies that exhibit a commitment to sustainable business practices is expected to remain consistent, it is likely that sustainable business practices, as well as the specific metrics and measurements that the fund uses to evaluate them, will continue to evolve over time.

In addition, Registrant has revised the Item 9 “Principal investment strategies” section for Putnam Sustainable Leaders ETF as shown below:

The fund invests mainly in common stocks of U.S. companies of any size, with a focus on companies that exhibit a commitment to financially material sustainable business practices. Stocks of companies that exhibit a commitment to sustainable business practices are typically, but not always, considered to be growth stocks. Growth stocks are stocks of companies whose revenues, earnings, or cash flows are expected to grow faster than those of similar firms, and whose business growth and other characteristics may lead to an increase in stock price. The fund may consider, among other factors, a company’s sustainable business practices (as described below), valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments.

In selecting each investment~~s~~, Putnam Management focuses on companies that have a demonstrated commitment to sustainable business practices in areas that are relevant and material to their long-term financial returns and risk profiles. Putnam Management believes that companies that have exhibited such a commitment also often demonstrate potential for strong financial growth. This commitment may be reflected through environmental, social and/or corporate governance (ESG) policies, practices, or outcomes. Putnam Management believes that analysis of sustainability factors is best utilized in combination with a strong understanding of a company’s fundamentals (including a company’s industry, geography, and strategic position). Putnam Management’s approach to sustainability analysis is deeply intertwined with its fundamental research process. Putnam Management believes that these companies also often exhibit more profitable, durable financial returns with lower risk profiles.

The fund’s approach to sustainable investing incorporates fundamental research together with consideration of ESG factors. The integrated approach of the fund combines analysis of the growing body of ESG data and deep fundamental analysis and looks for companies that demonstrate leadership, beyond compliance, on relevant sustainability issues. ESG factors that the fund may consider include:

•	Environmental factors. Environmental factors include, for example, a company’s carbon intensity and use of resources like water or minerals.
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o	Sustainability measures in this area might include plans to reduce waste, increase recycling, raise the proportion of energy supply from renewable sources, or improve product design to be less resource intensive.
•	Social factors. Social factors include, for example, labor practices and supply chain management.
o	Sustainability measures in this area might include programs to improve employee well-being, commitment to workplace equality and diversity, or improved stewardship of supplier relationships and working conditions.
•	Corporate governance factors. Corporate governance factors include, for example, board composition and executive compensation.
o	Sustainability measures in this area might include improvements in board independence or diversity, or alignment of management incentives with the company’s strategic sustainability objectives.

Putnam Management believes that analysis of sustainability factors is best utilized in combination with a strong understanding of a company’s fundamentals (including a company’s industry, geography, and strategic position). Relevant issues vary by sector, geography, asset class and specific-company context. Therefore, the fund uses fundamental research of ESG factors that is tailored to specific sectors, locations, asset classes and companies. The fund’s approach to sustainability analysis is deeply intertwined with the fundamental research process. The fund’s portfolio managers believe that certain environmental, social and governance factors are relevant and material to long-term business fundamentals. Putnam Management uses company disclosures, non-governmental organization, or government disclosures public data sources, and independent third-party data as inputs into its analytical processes. In some cases, evaluation of a company’s financially material sustainable business practices will align with the United Nations Sustainable Development Goals and Putnam Management will consider the metrics reported through this or a similar framework. While Putnam Management may consider independent third-party data as a part of its analytical process, the portfolio management team performs its own independent analysis of issuers and does not rely on third party screens. While the fund’s focus on companies that exhibit a commitment to sustainable business practices is expected to remain consistent, it is likely that sustainable business practices, as well as the specific metrics and measurements that the fund uses to evaluate them, will continue to evolve over time.

43.	Comment: In the first paragraph, the second sentence states “Stocks of companies that exhibit ... considered to be growth stocks.” Please supplementally provide support for this statement.
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Response: Putnam Management manages a mutual fund with an investment strategy very similar to that which will be implemented for the Fund. Based on the investment holdings for the mutual fund, which are expected to be similar to those of the Fund, Morningstar has categorized the mutual fund as a Large Cap Growth fund since its inception. Based on 12/31/2020 data, Morningstar categorized almost 60% of the fund’s holdings as growth-style stocks.

44.	Comment: Please clarify the term “leaders” in the Fund’s name. Is the Fund investing in companies that are considered “sustainability leaders”? Please define what it means to be a “sustainable leader” and what sets these companies apart from other companies in their industries.

Response: The Fund invests in companies that it believes are dedicated to leadership in sustainable business practices. Putnam Management considers companies to be “leaders” when they have moved beyond ESG compliance and demonstrate leadership in relevant sustainability issues. As shown in the response to Comment 41 above, the Item 4 and Item 9 “Principal investment strategies” sections of the Fund’s prospectus have been revised to clarify this point.

Part C: Other Information

Item 28: Exhibits

Exhibit 99.A: Agreement and Declaration of Trust

45.	Comment: We note that section 8.9 of the Declaration of Trust limits shareholders’ ability to bring derivative claims by requiring a certain percentage of shareholders to join in any suit. Please revise the Declaration of Trust to carve out any claims arising under the federal securities laws from the limitations and disclose the provision and related risks in the prospectus.

Response: The Declaration of Trust has been revised so Section 8.9(b) now provides as follows:

Unless a demand is not required under paragraph (a) of this Section 8.9 and except with respect to claims arising under the federal securities laws, Shareholders eligible to bring such derivative action under the Delaware Act who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding or of the Series or Classes to which such action relates if it does not relate to all Series and Classes, shall join in the request for the Trustees to commence such action…

In addition, Registrant has added a new sub-section on “Derivative actions” to the “Additional information about the fund” section of each Fund’s prospectus, which provides as follows:

The fund is a series of Putnam ETF Trust (the Trust). The Trust’s Amended and Restated Agreement and Declaration of Trust imposes certain conditions on derivative actions that are not otherwise required by law, including, in the case of any claim not arising under the federal securities laws, a requirement that the holders of 10% or more of the total

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outstanding shares of the applicable fund join the request to commence the action. Although these conditions are intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a fund or its shareholders as a result of spurious shareholder demands and derivative actions, they may make it more difficult or costly for fund shareholders to bring derivative actions on behalf of the Trust.

46.	Comment: Please file the other finalized exhibits once they are available.

Response: Registrant confirms that it will file the other finalized exhibits in the next pre-effective amendment to the Registration Statement.

* * * *

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

Caitlin Robinson, Esq.

Putnam Investments

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